Exhibit 99.8

AMENDMENT NO. 3

to
CREDIT FACILITY AGREEMENT
PROVIDING FOR A
US$57,600,000
SECURED TERM LOAN CREDIT FACILITY

TO BE MADE AVAILABLE TO
K-SEA OPERATING PARTNERSHIP L.P.,
as Borrower

BY

DNB NOR BANK ASA,
as Mandated Lead Arranger, Bookrunner, Administrative Agent
and Security Trustee,

and the Banks and Financial Institutions
identified on Schedule 1,
as Lenders

August 31, 2010

AMENDMENT NO. 3 TO CREDIT FACILITY AGREEMENT AND AMENDMENT TO
AMENDMENT LETTER RE COVENANTS 9.3(A) AND 9.3(B)

THIS AMENDMENT NO. 3 TO CREDIT FACILITY AGREEMENT AND AMENDMENT TO AMENDMENT LETTER RE COVENANTS 9.3(A) AND 9.3(B) (this “Amendment”) is made as of the 31st day of August, 2010, and amends and is supplemental to that certain credit facility agreement dated as of June 4, 2008, as amended (as so amended, the “Credit Agreement”), and is by and among (1) K-SEA OPERATING PARTNERSHIP L.P., a limited partnership organized and existing under the laws of the State of Delaware (the “Borrower”), (2) the banks and financial institutions listed on Schedule 1 thereto, as lenders (together with any bank or financial institution which becomes a Lender pursuant to Section 10 of the Credit Agreement, the “Lenders”), and (3) DNB NOR BANK ASA, a banking company organized and existing under the laws of the Kingdom of Norway (“DnB NOR”), as mandated lead arranger (in such capacity, the “Mandated Lead Arranger”), as bookrunner (in such capacity, the “Bookrunner”), as administrative agent for the Lenders (in such capacity, the “Administrative Agent”) and as security trustee for the Lenders (in such capacity, the “Security Trustee”). Unless otherwise defined herein, the capitalized terms used herein shall have the meanings assigned to such terms in the Credit Agreement.

W I T N E S S E T H

WHEREAS, pursuant to the terms of the Credit Agreement, the Lenders made available to the Borrower a secured term loan credit facility in the amount of 80% of the Acquisition Costs of the 185,000 barrel articulated tug and barge unit, subject to a maximum aggregate amount of Fifty Seven Million Six Hundred Thousand United States Dollars ($57,600,000);

WHEREAS, the Borrower, the Lenders and the Administrative Agent are parties to the Amendment Letter Re Covenants 9.3(a) and 9.3(b), dated June 25, 2010 (as heretofore amended and supplemented, and as it may be further amended, restated, supplemented or otherwise modified from time to time, the “Letter”);

WHEREAS, the parties to this Amendment desire to (i) amend the Credit Agreement and (ii) extend the “Period” as such term is defined in the Letter, as set forth herein;

NOW, THEREFORE, in consideration of the premises set forth above, the covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.             Amendment of the Credit Agreement. The parties hereto agree that effective as of the date hereof:

(a)           All references to “this Agreement” shall be deemed to refer to the Credit Agreement as amended hereby.

(b)           All references to this Agreement in each of the other Transaction Documents shall be deemed to be references to the Credit Agreement as amended hereby.

(c)           Section 1.1 of the Credit Agreement is hereby amended as follows:

(i)         The definition of “Amendment No. 3” shall be inserted as follows:

“means the amendment, dated as of August 31, 2010, to the Credit Agreement, by and among the Borrower, the Lenders, the Mandated Lead Arranger, the Bookrunner, the Administrative Agent and the Security Trustee;”

(ii)        The definition of “Amendment No. 3 Effective Date” shall be inserted as follows:

“means the date upon which all conditions precedent set out in Section 4 of Amendment No. 3 are fulfilled and Amendment No. 3 becomes effective;”

(iii)       The definition of “Applicable Margin” is hereby deleted in its entirety and replaced with the following:

“means the rate per annum to be determined from time to time according to the Borrower’s Total Debt to EBITDA Ratio, as follows:

Total Debt to EBITDA Ratio	Applicable Margin
=> 6.00	5.75% per annum
=> 5.00 and < 6.00	5.25% per annum
=> 4.50 and < 5.00	4.75% per annum
=> 3.50 and < 4.50	4.25% per annum
=> 2.50 and < 3.50	3.75% per annum
=> 1.50 and <2.50	3.25% per annum
< 1.50	2.75%per annum

such determination to be made in accordance with Section 6.1, provided, however, commencing on January 1, 2011, the Applicable Margin associated with a Total Debt to EBITDA Ratio that exceeds 6.00 shall increase by 0.50% per annum and shall continue to increase by an additional 0.50% per annum for each fiscal quarter thereafter in which the Total Debt to EBITDA Ratio exceeds 6.00;”

(viii)        non-recurring insurance call cost in an aggregate amount not to exceed $1,029,000 incurred during the fourth quarter of the 2010 fiscal year;

(ix)           non-recurring costs and expenses, including, but not limited to, the fees and expenses associated with (i) Amendment No. 3 and (ii) the Equity Contribution; and

(x)            losses from the sale, exchange or other disposition of assets incurred during such period; minus

(3)           to the extent that any of the items described in clauses (i) or (ii) below were added in calculating such net income:

(i)            gains from sales, exchanges and other dispositions of assets not in the ordinary course of business; and

(ii)           non–cash gains;”

(vi)             The definition of “Equity Contribution” shall be inserted as follows:

“means the equity contribution in an aggregate gross amount of not less than Eighty Five Million Dollars ($85,000,000) to be provided to the Borrower as consideration for convertible preferred units of the Borrower, such equity contribution, related agreements and parties thereto to be satisfactory to the Administrative Agent and Lenders in their sole discretion;”

(vii)            The definition of “Fixed Charge Coverage Ratio” is hereby deleted in its entirety and replaced with the following:

“means, at any date of determination, the ratio of (a) EBITDA less (i) Maintenance CAPEX, (ii) Unfunded Growth CAPEX in excess of the amounts set forth in the budget provided to the Administrative Agent on May 14, 2010, (iii) Unfunded Improvement CAPEX in excess of the amounts set forth in the budget provided to the Administrative Agent on May 14, 2010 and (iv) cash dividends paid in fiscal year 2011 and each fiscal year thereafter, divided by the sum of (b) Fixed Charges, in each case for the four fiscal quarter period ending on such date or, if such date is not the last day of a fiscal quarter, for the immediately preceding four fiscal quarter period; provided that, for any such determination, (i) EBITDA shall be adjusted to include, for the relevant four fiscal quarter period, pro forma EBITDA and (ii) the Fixed Charges shall be adjusted to include the pro forma interest and debt service expenses associated with any acquired assets or entities, in an amount reasonably acceptable to the Administrative Agent respecting any vessel or business acquisition for which debt service is incurred. Additionally, Fixed Charges shall be adjusted to include the pro forma reduction of Interest Expense associated with the partial prepayment of the loan outstanding under the Revolver Loan Agreement that was funded by the Equity Contribution or any subsequent equity investment. For the purposes of calculating such pro forma reduction of Interest Expense associated with the Equity Contribution, such Interest Expense shall be reduced by $4,748,000 for the twelve month period ending September 30, 2010, by $3,453,000 for the twelve month period ending December 31, 2010, by $2,158,000 for the twelve month period ending March 31, 2011, and by $863,000 for the twelve month period ending June 30, 2011;

(viii)           The definition of “Fixed Charges” is hereby deleted in its entirety and replaced with the following:

“means the sum, for any period for the Parent Guarantor and its consolidated Affiliates, including, without limitation, the Borrower and the Parent Guarantor, on a consolidated basis, of the following: (a) Interest Expense (as reduced in connection with the Equity Contribution), plus (b) the current portion of Capital Lease Obligations, plus (c) Scheduled Principal Payments, plus (d) cash income taxes;

(ix)             The definition of “Growth CAPEX” shall be inserted as follows:

“means Capital Expenditures the proceeds of which shall be used for the acquisition or construction of vessels;”

(x)              The definition of “Improvement CAPEX” shall be inserted as follows:

“means all Capital Expenditures other than those that constitute either Growth CAPEX or Maintenance CAPEX;”

(xi)             The definition of “Maximum Distribution Amount” shall be inserted as follows:

“means an amount equal to $0.45 per outstanding unit of Capital Stock of the Borrower, which amount shall be adjusted for (a) any subdivision of the outstanding units of Capital Stock into a larger number of units and (b) any combination of the outstanding units of Capital Stock into a smaller number of units, in each case at the time of such event, by multiplying such amount by a fraction (i) the numerator of which shall be the total number of outstanding units immediately prior to such event and (ii) the denominator of which shall be the total number of outstanding units immediately after such event;”

(xii)            The definition of “Minimum Liquidity” shall be inserted as follows:

“means the Borrower’s unrestricted cash plus the available amount under the Revolver Loan Agreement;”

(xiii)           The definition of “Permitted Acquisition” is amended by deleting subclause (b) thereof in its entirety and replacing it with the following:

“(b) such Person or business unit, as the case may be, is in a substantially related business as the Borrower;”

(xiv)           The definition of “Revolver Loan Agreement” shall be inserted as follows:

“means the Amended and Restated Loan and Security Agreement dated as of August 14, 2007 by and among the Borrower, as borrower, (Bank of America N.A. (successor to LaSalle Bank National Association) and Citibank, N.A. as Co-Syndication Agents and lenders, Citizens Bank of Pennsylvania and HSBC Bank USA National Association, as Co-Documentation Agents and lenders, and Keybank National Association, as Administrative Agent and Collateral Trustee for the lenders, as amended from time to time;”

(xv)            The definition of “Scheduled Principal Payments” is hereby deleted in its entirety and replaced with the following:

“means, with respect to any Person all scheduled payments of principal on Indebtedness paid by such Person during the twelve (12) calendar month period immediately preceding such date; provided, however, that the following shall be excluded in determining Scheduled Principal Payments (i) any such scheduled payments funded from third party refinancings or any asset sales or (ii) any such scheduled payments funded from any equity investments;”

(xvi)           The definition of “Unfunded Growth CAPEX” shall be inserted as follows:

“means Growth CAPEX that is provided from either (i) operating cash flow of the Borrower or any of its Subsidiaries or (ii) from any proceeds of the Loans (as defined in the Revolver Loan

Agreement). Such term shall not include Growth CAPEX that is funded from debt (other than debt associated with the Loans (as defined in the Revolver Loan Agreement)) or from equity investments that occur after the Amendment No. 3 Effective Date;”

(xvii)          The definition of “Unfunded Improvement CAPEX” shall be inserted as follows:

“means Improvement CAPEX that is provided from either (i) operating cash flow of the Borrower or any of its Subsidiaries or (ii) from any proceeds of the Loans (as defined in the Revolver Loan Agreement). Such term shall not include Improvement CAPEX that is funded from debt (other than debt associated with the Loans (as defined in the Revolver Loan Agreement)) or from equity investments that occur after the Amendment No. 3 Effective Date;”

(d)        Section 9.1(d) of the Credit Agreement shall be amended to include subsection (vi) as follows:

“(vi) copies of all financial statements, updates, reviews and any other reports and other communications provided to any of the Borrower’s other creditors;”

(e)        Section 9.2(j) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(j)          Limitations on Advances and Distributions. (1) so long as any amounts are outstanding under the Revolver Loan Agreement or until the Revolver Loan Agreement is refinanced, Borrower shall not, and will not permit any of the Subsidiaries to, declare or make, or agree to pay for or make, directly or indirectly, any Distribution, provided that Borrower and the Subsidiaries may make each of the following: (i) dividends by the Borrower payable solely in Capital Stock of the Borrower; (ii) dividends and Distributions by any Subsidiary of Borrower payable to Borrower or any other Subsidiary of Borrower; and (iii) cash Distributions by Borrower for any purpose; provided, in the case of this sub-clause (iii) that (A) each of such cash distributions may not be paid more than once in respect of any fiscal quarter period (each such period for purposes herein, a “Test Quarter”), (B) such cash distributions paid in respect of any Test Quarter shall not exceed the Maximum Distribution Amount, (C) no such cash Distributions may be paid with respect to a Test Quarter until such time as the financial statements required to be delivered pursuant to Section 9.1(d)(i) and Section 9.1(d)(ii) in respect of such Test Quarter have been delivered to the Administrative Agent in accordance with Section 9.1(d)(i) and Section 9.1(d)(ii), (D) at the time of the declaration of any such cash Distribution, both before and after giving effect thereto, (I) no Default shall have occurred and be continuing or result from any such declaration, (II) liquidity shall be not less than $17,500,000, (III) the Total Funded Debt to EBITDA Ratio shall be less than 5.0 to 1.0, (IV) the Fixed Charge Coverage Ratio (measured on a three month trailing basis) shall be greater than or equal to 1.0 to 1.0 for each of the two fiscal quarters immediately preceding the relevant cash Distribution, provided, however, that in no event shall such test be performed or any cash Distributions declared prior to the end of the fiscal quarter ending March 31, 2011, and (V) the projected Fixed Charge Coverage Ratio (in the good faith estimate of the Borrower) for the four-quarter fiscal period following the fiscal quarter in respect of which such cash Distribution is declared shall be greater than or equal to 1.0 to 1.0; provided, however, the Fixed Charge Coverage Ratio (measured on a three month basis) for at least three of the four fiscal quarters of such four-quarter fiscal period shall be greater than or equal to 1.0 to 1.0, and (E) at the time of the payment of any such cash Distribution, both before and after giving effect to the payment thereof, (I) no Default shall have occurred and be continuing or result from any such payment, (II) liquidity shall be not less than $17,500,000, (III) the Total Funded Debt to EBITDA Ratio shall be less than 5.0 to 1.0, (IV) the Fixed Charge Coverage Ratio (measured on a three month basis) shall be greater than or equal to 1.0 to 1.0 for each of the two fiscal quarters immediately preceding the relevant cash Distribution, provided, however, that in no event shall such test be performed or any cash Distributions be made prior to the end of the fiscal quarter ending March 31, 2011, and (V) the projected Fixed Charge Coverage Ratio (in the good faith estimate of the Borrower) for the four-quarter fiscal period following the fiscal quarter in respect of which such cash Distribution is paid shall be greater than or equal to 1.0 to 1.0; provided, however, the Fixed Charge Coverage Ratio (measured on a three month trailing basis for at least three of the four fiscal quarters of such four-quarter fiscal period shall be greater than or equal to 1.0 to 1.0; or (2) so long as any amounts are outstanding under the Revolver Loan Agreement or until the Revolver Loan Agreement is refinanced, Borrower shall not, and will not permit any of the Subsidiaries to make any loans or advances to any Affiliate or related Persons of the Borrower, except the Parent Guarantor and wholly-owned Subsidiaries of the Borrower; or (3) if there are no amounts outstanding under the Revolver Loan Agreement or the Revolver Loan Agreement has been refinanced, and the Borrower’s liquidity is $17,500,000 or greater, the Borrower may declare or make, or agree to pay for or make, directly or indirectly, Distributions in an amount not to exceed the Maximum Distribution Amount on a relevant fiscal quarter basis;”

(f)         Section 9.2(m) of the Credit Agreement shall be inserted as follows:

“(m)        Limitation on Funded Growth CAPEX. so long as any amounts are outstanding under the Revolver Loan Agreement or until the Revolver Loan Agreement is refinanced, in any fiscal year, incur in excess of $30,000,000, in the aggregate, in Growth CAPEX and Permitted Acquisitions;”

(g)           Section 9.2(n) of the Credit Agreement shall be inserted as follows:

“(n)         Limitation on Improvement CAPEX. so long as any amounts are outstanding under the Revolver Loan Agreement or until the Revolver Loan Agreement is refinanced, in any fiscal year, incur in excess of $15,000,000 in Improvement CAPEX;”

(h)           Section 9.2(o) of the Credit Agreement shall be inserted as follows:

“(o)         Limitation on Off Balance Sheet Financing. enter into any off balance sheet financing after the date hereof.”

(i)            Section 9.3(a) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(a)         Fixed Charge Coverage Ratio. procure that the Parent Guarantor maintains at the end of each fiscal quarter a minimum Fixed Charge Coverage Ratio for each fiscal quarter set forth below with respect to such fiscal quarter as follows:

Period	Ratio
For the fiscal quarter ending June 30, 2010	0.75 to 1.00
For the fiscal quarter ending September 30, 2010	0.50 to 1.00
For the fiscal quarter ending December 31, 2010	0.50 to 1.00
For the fiscal quarter ending March 31, 2011	0.60 to 1.00
For the fiscal quarter ending June 30, 2011	0.60 to 1.00
For the fiscal quarter ending September 30, 2011	0.70 to 1.00
For the fiscal quarter ending December 31, 2011	0.70 to 1.00
For the fiscal quarter ending March 31, 2012	0.75 to 1.00
For the fiscal quarter ending June 30, 2012 and thereafter	1.05 to 1.00

(j)            Section 9.3(b) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(b)         Total Debt to EBITDA Ratio. maintain, at the end of each fiscal quarter of the Parent Guarantor, for the immediately preceding four fiscal quarters, a Total Debt to EBITDA Ratio not greater than the ratio set forth below with respect to such period:

Period	Ratio
For the fiscal quarter ending June 30, 2010	6.50 to 1.00
For the fiscal quarter ending September 30, 2010	6.90 to 1.00
For the fiscal quarter ending December 31, 2010	6.90 to 1.00
For the fiscal quarter ending March 31, 2011	6.75 to 1.00
For the fiscal quarter ending June 30, 2011	6.50 to 1.00
For the fiscal quarter ending September 30, 2011	5.75 to 1.00
For the fiscal quarter ending December 31, 2011	5.20 to 1.00
For the fiscal quarter ending March 31, 2012	4.85 to 1.00
For the fiscal quarter ending June 30, 2012 and thereafter	4.40 to 1.00

2.             Covenant Status. Should any of the covenants under the Revolver Loan Agreement, or any refinancing thereof, be deemed by the Administrative Agent or Majority Lenders to be more favorable to the lenders thereunder than the corresponding terms of Sections 9.1, 9.2(j), 9.2(m), 9.2(n) and 9.3 of the Credit Agreement, as amended, are to the Lenders, the Borrower hereby agrees that the Administrative Agent may, and upon instruction of the Majority Lenders shall, require that the Borrower enter into an amendment thereto amending the covenants in Sections 9.1, 9.2(j), 9.2(m), 9.2(n) and 9.3 of the Credit Agreement, as amended, and any necessary defined terms to substantially conform to those covenants in the Revolver Loan Agreement, or any refinancing thereof, which the Administrative Agent or Majority Lenders, as the case may be, consider to be more favorable.

3.             Amendment to Letter. The first sentence of the third paragraph of the Letter is hereby deleted in its entirety and replaced with the following:

“The Borrower hereby requests that the Administrative Agent and the Lenders execute this Amendment Letter (the “Letter”) to evidence their agreement to continue to negotiate changes in the Relevant Covenants from the date hereof through the earlier of (i) the effective date of that certain Amendment No. 3 to the Credit Agreement and (ii) September 10, 2010, (the “Period”) and, in the event the Borrower is not in compliance with such Relevant Covenants, to evidence the temporary waiver thereof during the Period by the Administrative Agent and the Lenders.”

4.             Amendment No. 3 Effective Date. This Amendment No. 3 shall be effective on the Amendment No. 3 Effective Date, which shall be notified, in writing, by the Administrative Agent to the Borrower (which notification shall be conclusive). Notwithstanding the foregoing, Section 3 hereto (“Amendment to Letter”) is effective on the date first above written.

5.             Conditions Precedent to the Effectiveness of this Amendment. The effectiveness of this Amendment shall be expressly subject to the following conditions precedent and the following conditions precedent shall be fulfilled on or before the Amendment No. 3 Effective Date:

(a)           This Amendment. The Borrower shall have duly executed and delivered this Amendment to the Administrative Agent and Lenders;

(b)           Consent, Agreement and Affirmation. Each of the Guarantors shall have duly executed and delivered the Consent, Agreement and Reaffirmation attached hereto (the “Consent”);

(c)           Corporate Authority. The Administrative Agent shall have received a certificate substantially in the form attached as Exhibit K to the Credit Agreement from an officer of each Security Party which certificate shall certify and, in the case of items (i) through (iii) below, attach true and complete copies of the following:

(i)            the Constitutional Documents of such Security Party;

(ii)           the resolutions of the board of directors and equity holders (or as otherwise required by such Security Party’s Constitutional Documents or by applicable law) evidencing approval of the Amendment or Consent, as the case may be, and authorizing an appropriate officer or officers or attorney-in-fact or attorneys-in-fact to execute the same on its behalf, or other evidence of such approvals and authorizations;

(iii)          all documents evidencing any other necessary action (including actions by such parties thereto other than the Security Parties as may be required by the Administrative Agent), approvals or consents with respect to the Amendment or Consent, as the case may be;

(iv)          the names, titles and signatures of each of the officers and directors of such Security Party;

(v)           with respect to the Borrower and the Shipowner Guarantor only, the record ownership of all of such Security Party’s issued and outstanding Capital Stock; and

(vi)          that the representations and warranties (updated mutatis mutandis) with respect to solvency set forth in the Credit Agreement or in any other Transaction Document to which it is a party are true and correct as if made on and as of such date;

(d)           Good Standing Certificates. the Administrative Agent shall have received certificates from the jurisdiction of incorporation or formation, as the case may be, of each Security Party as to the good standing thereof;

(e)           Equity Contribution. The Administrative Agent shall have received evidence that the Borrower has received the Equity Contribution;

(f)            Amendment Fee. The Borrower shall pay to the Administrative Agent an amendment fee of one-half of one percent (0.50%) of the outstanding amount of the Facility as of the date hereof; and

(g)           Legal Opinions. the Administrative Agent shall have received legal opinions addressed to the Administrative Agent from (i) Holland & Knight LLP, counsel to the Security Parties, and (ii) Seward & Kissel LLP, special counsel to the Creditors, in each case in such form as the Administrative Agent may require, as well as such other legal opinions as the Administrative Agent shall have required as to all or any matters under the laws of the United States of America, the State of New York and the State of Delaware covering the representations and conditions which are the subjects of this Amendment.

6.             Representations and Warranties. The Borrower represents and warrants to the Administrative Agent that the representations and warranties set forth in the Credit Agreement as amended hereby are true and correct in all material respects and no Default or Event of Default shall have occurred and be continuing.

7.             No Defaults. The Borrower hereby represents and warrants that as of the date hereof there exists no Event of Default or any condition which, with the giving of notice or passage of time, or both, would constitute an Event of Default.

8.             Covenants. The Borrower hereby reaffirms that, except as disclosed to the Administrative Agent, it has duly performed and observed the covenants and undertakings set forth in the Credit Amendment, and covenants and undertakes to continue to duly perform and observe such covenants and undertakings, as amended hereby, so long as the Credit Agreement as amended hereby shall remain in effect.

9.             No Other Amendment. All other terms and conditions of the Credit Agreement shall remain in full force and effect and the Credit Agreement shall be read and construed as if the terms of this Amendment were included therein by way of addition or substitution, as the case may be.

10.           Fees and Expenses. The Borrower agrees to pay to the Lenders and the Administrative Agent, before or upon the execution hereof, all fees, costs and expenses (including reasonable legal fees) of the Lenders and the Administrative Agent in connection with the preparation and execution of this Amendment.

11.           Execution in Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

12.           Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK.

13.           Effect of Amendment. All references in any Transaction Document to the Credit Agreement on and after the date hereof shall be deemed to refer to the Credit Agreement as amended hereby, and the parties hereto agree that, except as amended by this Amendment No. 3, all of the terms and provisions of the Credit Agreement shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their duly authorized officers as of the date first above written.

K-SEA OPERATING PARTNERSHIP L.P., by its general partner K-SEA OLP GP, LLC, as Borrower

By:	/s/ Terrence P. Gill
Name: Terrence P. Gill
Title: Chief Financial Officer

DNB NOR BANK ASA,
as Administrative Agent and Security Trustee

By:	/s/ Nikolai A. Nachamkin
Name: Nikolai A. Nachamkin
Title: SENIOR VICE PRESIDENT

By:	/s/ Cathleen Buckley
Name: CATHLEEN BUCKLEY
Title: FIRST VICE PRESIDENT

Amendment No. 3

The Lenders:

DNB NOR BANK ASA

By:	/s/ Nikolai A. Nachamkin
Name: Nikolai A. Nachamkin
Title: SENIOR VICE PRESIDENT

By:	/s/ Cathleen Buckley
Name: CATHLEEN BUCKLEY
Title: FIRST VICE PRESIDENT

Amendment No. 3

CONSENT, AGREEMENT AND REAFFIRMATION

Each of the undersigned, referred to in the Credit Agreement as the “Parent Guarantor” and the “Shipowner Guarantor” respectively, hereby consents and agrees to said Amendment No. 3 and to the documents contemplated thereby and to the provisions contained therein relating to conditions to be fulfilled and obligations to be performed by the undersigned pursuant to or in connection with said Credit Agreement and agrees particularly to be bound by the representations, warranties and covenants relating to the undersigned contained in Sections 2 and 9 of said Credit Agreement, as amended, to the same extent as if the undersigned were a party to said Credit Agreement, as amended.

K-SEA TRANSPORTATION PARTNERS L.P.,
by its general partner K-SEA GENERAL PARTNER L.P.,
by its general partner K-SEA GENERAL PARTNER GP, LLC, as Parent Guarantor

By:	/s/ Terrence P. Gill
Name: Terrence P. Gill
Title: Chief Financial Officer

K-SEA TRANSPORTATION LLC,
as Shipowner Guarantor

By:	/s/ Terrence P. Gill
Name: Terrence P. Gill
Title: Chief Financial Officer

Consent to Amendment No. 3